Exhibit 99.1

MINUTES OF ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF NOVA MEASURING INSTRUMENTS LTD (THE “COMPANY”)

On September 29, 2005 at 17:00 at the Company’s Registered Offices at Building 22, Weizman Science Park Rehovoth, Israel the Company held its Annual Meeting of Stockholders, pursuant to a notice dated 25.8.05. Definitive proxy materials were filed with the Securities and Exchange Commission prior to the meeting. A total of 7,494,596 shares were voted at the meeting, constituting 48.51% of the 15,448,224 shares entitled to vote.

The resolutions of the Stockholders, including votes for, against, and abstentions, are as set out below:

1.	The Shareholders reviewed the Company’s Annual Financial Statements for the period ending on December 31, 2004. As no comments were received from the Shareholders present at the meeting, the Shareholders moved to the following issues on the agenda.

2.	At the Annual Meeting, the seven nominees for election to the Company’s Board of Directors (Barry Cox, Joseph Ciechanover, Micha Brunstein, Avi Kerbs, Giora Dishon, Moshe Finarov and Alon Dumanis) were all elected, to serve until the date of the subsequent Annual General Meeting. In addition, the nominee for External Director for election to the Company’s Board of Directors (Dan Falk) was duly elected as External Director to serve for a period of three years or until his successor is duly elected and shall qualify. The results of the vote were as follows: Shares voted for (all directors): 6,802,728; shares for which vote was withheld (all directors): 459,519; abstentions (all directors): 232,349.

3.	Approval of the reappointment of Brightman Almagor & Co. as the independent auditors of the Company for the year ending December 31, 2005, and the authorization of the Audit Committee to fix the remuneration of such auditors in accordance with the volume and nature of their services was voted upon as follows: Shares voted for: 6,803,778; shares voted against: 437,469; abstentions: 253,349.

4.	Approval of the amendment of the terms of Stock Option Plans 6, 7, 7A, 7B and 7C as detailed in Item 4 to the Proxy Statement filed with the SEC and attached hereinafter (incorporated by reference) as exhibit 99.2, was voted upon as follows. Shares voted for: 6,085,033; shares voted against: 1,179,914; abstentions: 229,649.

5.	Approval of the grant of options to certain Directors of the Company as set forth in Item No. 5 to the Proxy Statement filed with the SEC, and attached hereinafter (incorporated by reference) as exhibit 99.2, was voted upon as follows: shares voted for (all directors): 6,070,583; shares for which vote was withheld (all directors): 1,391,813; abstentions (all directors): 32,200.

6.	It was resolved to allow the Directors of the Company the option to accelerate, all or part, of unvested options previously granted to Directors of the Company, under Plans 6, 7, 7A and 7B, as set forth in Item No. 6 to the Proxy Statement filed with the SEC, and attached hereinafter (incorporated by reference) as exhibit 99.2. With respect to Plan 6 the results of the vote were as follows: Shares voted for (all directors): 6,775,093; shares for which vote was withheld (all directors): 685,307; abstentions: 0.

With respect to Plans 7, 7A and 7B, the results of the vote were as follows: Shares voted for (all directors) : 5,738,735; shares for which vote was withheld (all directors): 648,118; abstentions: 0.

7.	The approval of the terms of Employee Stock Option Plan No. 8 as set forth in Item 7 to the Proxy Statement filed with the SEC, and attached hereinafter as exhibit 99.3, was voted upon as follows: Shares voted for: 5,938,894; shares voted against: 1,291,857; abstentions: 229,649.

8.	The Annual Meeting resolved to approve the continuation of the terms of indemnification of, and insurance for, the directors and officers of the Company, to the extent such terms concern the directors of the Company, as set forth in Item 8 of the Company’s Proxy Statement and ancillary documents, until the adoption of new terms to be prepared and approved by the Audit Committee and the Board of Directors in conformity with the 2005 amendment to the Companies Law, which terms to be presented for the approval of the shareholders at the earliest opportunity. The results of the vote were as follows: Shares voted for: 6,617,393; shares voted against: 822,007; abstentions: 21,000.

9.	The approval of the extension of the period in which Dr. Holland may exercise her Options to a period of 180 days from the date of termination of Dr. Holland’s tenure as a director and external director was voted upon as follows: Shares voted for: 6,628,743; shares voted against: 810,057; abstentions: 21,600.

Signed on this 10 day of November, 2005 BY: /S/ Giora Dishon —————————————— Giora Dishon Chairperson of the Meeting

Exhibit Index:

99.2	Proxy Statement filed with the SEC and incorporated by reference.